UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUNTERRA CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
86787D 20 8
(CUSIP Number of Class of Securities)
CD Capital Management LLC 2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Attention: John Ziegelman Telephone: (312) 466-3226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400

January 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 315,085 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 953,006 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

953,006

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA, OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 2 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 340,085 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 978,006 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

978,006

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 3 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 782,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 782,000 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 4 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON: New World Opportunity Partners II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
42-1681457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 290,122 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,122

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 5 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON: NWFP I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
20-3708673

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 171,312 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,312

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 6 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSON: EGI-NP Investments, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
32-0091068

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 135,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 7 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 8 of 11 Pages

1.	NAME OF REPORTING PERSON: The Jay Pritzker Foundation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
02-0550210

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 41,487 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,487

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 8 of 11 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 9 of 11 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 25,000 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER 25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 9 of 11 Pages)

SCHEDULE 13D/A

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), New World Opportunity Partners II, LLC, a Delaware limited liability company (‘‘NWOP II’’), NWFP I LLC, a Delaware limited liability company (‘‘NWFP’’), EGI-NP Investments, L.L.C., a Delaware limited liability company (‘‘EGI-NP’’), The Jay Pritzker Foundation, an Illinois private foundation (‘‘JPF’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, Magnetar, NWOP II, NWFP, EGI-NP and JPF, the ‘‘Reporting Persons’’), with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005 (the ‘‘Schedule 13D’’). Item 4 of the Schedule 13D is amended as set forth below, and all other Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following supplemental information:

On January 10, 2006, Messrs. Ziegelman, Benson and Gubbay met in New York City to discuss the Reporting Persons' strong desire for the Nominee to serve all of the Issuer's stockholders as a member of the Board, and to discuss Mr. Ziegelman's views regarding the Issuer's Common Stock price; operating strategies, performance and expenses; cost structure; marketing programs; and corporate governance and stockholder communication practices.

At that meeting, Messrs. Gubbay and Benson indicated that notwithstanding its previously expressed position, the Board is now receptive to and, in fact, had recently been discussing the prospect of increasing the size of the Board.

Messrs. Gubbay and Benson further indicated their willingness, subject to Board authorization, to commence a formal process to review and consider the director candidacy of the Nominee and other qualified persons submitted by the Reporting Persons and the Issuer's other stockholders.

Mr. Ziegelman believes that as a matter of proper corporate governance and deference to stockholder voting rights the Issuer should temporarily delay convening the Annual Meeting until late-March 2006 (i) to allow the Board to fully and fairly assess the Nominee's qualifications and make a well-considered determination regarding his candidacy and (ii) if the Issuer's incumbent directors determine to appoint the Nominee to the Board following the completion of such review process, to enable at this year's Annual Meeting all of the Issuer's stockholders to consider and properly exercise their right to vote on the election of the Nominee and each of the incumbent directors.

On January 12, 2006, Mr. Benson advised Mr. Ziegelman that the Board was apprised of the matters discussed at the January 10th meeting and that the Issuer was prepared to initiate a process for consideration of the Nominee's director candidacy and the candidacy of any other qualified persons presented to the Board by the Reporting Persons and the Issuer's other stockholders.

Mr. Benson further advised that the Issuer had no present intention of delaying the Annual Meeting timetable.

On January 13, 2006, Mr. Benson contacted Mr. Ziegelman and offered to arrange a meeting between himself and the Nominee as an initial due diligence matter and to determine whether there exists mutual interest to pursue a subsequent Committee and Board review process of the Nominee's qualifications and candidacy.

As a matter of sound corporate governance, and consistent with the Issuer's published policies and procedures regarding the consideration and review of director candidates, Mr. Ziegelman believes that the Nominee should meet directly with the Committee and with all of the Issuer's independent directors, as a whole, without delay.

(Page 10 of 11 Pages)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 13, 2006

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith Name: Paul Smith Title: General Counsel
NEW WORLD OPPORTUNITY PARTNERS II, LLC
By: /s/ Michael Brodsky Name: Michael Brodsky Title: Managing Member
NWFP I LLC
By: /s/ Michael Brodksy Name: Michael Brodsky Title: Manager
EGI-NP INVESTMENTS, L.L.C.
By: /s/ Philip G. Tinkler Name: Philip G. Tinkler Title: Treasurer
THE JAY PRITZKER FOUNDATION
By: /s/ Daniel F. Pritzker Name: Daniel F. Pritzker Title: President
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman JOHN D. ZIEGELMAN

(Page 11 of 11 Pages)